# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mega Matrix Inc, CIK 0001953021
CUSIP: G6005C108
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Level 21, Market Street, CapitaSpring, Singapore (U0), 048948
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0002115435
Persons authorized to receive notices and communications: Cosmic Vision Innovations Ltd, Unit 417, Tower 2, Lippo Center, No. 89 Queensway Admiralty, Hong Kong, Hong Kong (K3), 00000, 852 95721033

## Reporting persons
- Cosmic Vision Innovations Ltd (CIK 0002115435): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 2,847,453; shared voting power 0; sole dispositive power 2,847,453; shared dispositive power 0; aggregate amount beneficially owned 2,847,453 (4.56% of the class)
  Comment: The calculation of the percentage is based on 62,429,548 Class A ordinary shares, par value $0.001 per share, outstanding as of May 26, 2026, as reported by the Issuer in its Notice and Proxy Statement for 2026 Annual General Meeting filed on June 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Name of issuer: Mega Matrix Inc
Address of issuer's principal executive offices: Level 21, Market Street, CapitaSpring, Singapore (U0), 048948
Comment:
Explanatory Note

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed on March 4, 2026 (as amended to date, the "Schedule 13D") by Cosmic Vision Innovations Ltd (the "Reporting Person") relating to the Class A ordinary shares, par value $0.001 per share of Mega Matrix Inc. (the "Issuer"). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

The Reporting Person is filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased below 5% as a result of recent transactions conducted by the Reporting Person that reduced its shareholdings, together with an increase in the number of outstanding Class A ordinary shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. There are 62,429,548 Class A ordinary shares, par value $0.001 per share ("Shares"), outstanding as of May 26, 2026, as reported by the Issuer in its Notice and Proxy Statement for 2026 Annual General Meeting filed on June 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote with respect to the 2,847,453 Shares and no shared voting power. The Reporting Person also has sole power to dispose or direct the disposition of the 2,847,453 Shares and no shared dispositive power.
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Person effected the following open-market sales of the Issuer's Class A ordinary shares: 22,057 Shares on May 26, 2026; 24,933 Shares on June 2, 2026; 290,911 Shares on June 3, 2026; 122,457 Shares on June 4, 2026; 2,404 Shares on June 5, 2026; and 189,785 Shares on June 8, 2026.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 8, 2026, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer's Shares.

## Signatures
- Cosmic Vision Innovations Ltd: /s/ Yi Shi, Yi Shi / Director (06/22/2026)